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                                EXHIBIT (a) (6)

                 Text of Press Release Dated November 27, 2002


NEWS RELEASE

FOR MORE INFORMATION CONTACT:
Lou Anne D. McInnis             or                  Natasha Kassian
800/869-6397                                        800/869-6397


                     VAN KAMPEN SENIOR FLOATING RATE FUND
                 COMPLETES TENDER OFFER FOR ITS COMMON SHARES


        CHICAGO (November 27, 2002) -- Van Kampen Senior Floating Rate Fund announced today the final results of its tender offer for up to 14,544,722 of its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Time, on November 15, 2002.

        The Fund said that 4,535,066 common shares outstanding as of the expiration of the tender offer were validly tendered through the stated expiration date. All 4,535,066 common shares tendered were purchased at a price of $7.38 per common share, the net asset value at the time the offer expired. Payment for the shares purchased was mailed prior to the date hereof.

        As indicated in the Fund's current prospectus, the Board of Trustees of the Fund currently intends, each quarter, to consider authorizing the Fund to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

        The Fund commenced operations on March 27, 1998 and had total net assets of approximately $293 million as of November 15, 2002.

        Van Kampen Senior Floating Rate Fund is advised and distributed by subsidiaries of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies with more than $65 billion in assets under management or supervision, as of September 30, 2002. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. Headquartered in the Chicago area, Van Kampen is a wholly owned subsidiary of Morgan Stanley. (NYSE:
MWD).

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For more complete information, including risk considerations, fees, sales charges and ongoing expenses, please contact your financial advisor for a prospectus or download one at www.vankampen.com. Please read it carefully before you invest or send money.

Copyright (C) 2002 Van Kampen Funds Inc. All Rights Reserved 3172D02-ANS-11/02 Member NASD/SIPC.